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                                                           OMB APPROVAL
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                                                  OMB Number           3235-0104
                                                  Expires:        Sept. 30, 1998
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                                                  hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

   Feinberg             Stephen
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

  c/o Cerberus Partners, L.P.
  450 Third Avenue, 28th Floor
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                                    (Street)

   New York            New York                 10022
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   6/30/98
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3. IRS or Social Security Number of Reporting Person (Voluntary)
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4. Issuer Name and Ticker or Trading Symbol

   Coram Healthcare Corporation - CRH
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [X**]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

      --------------------------------------------------------------------

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6. If Amendment, Date of Original (Month/Year)

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7.  Individual or Joint/Group Filing
     (Check Applicable Line)

    X* Form filed by One Reporting Person
   ___ Form filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Security     Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible Notes immed.   4/15/2008     Common Stock           13,488,238*         $3.00            I*    By partnerships
(right to buy)                                                                                                      and corporations
------------------------------------------------------------------------------------------------------------------------------------
Warrants                   immed.   10/13/2000    Common Stock              191,273*           .001           I*    By partnerships
(right to buy)                                                                                                      and corporations
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

* Cerberus Partners, L.P.. ("Cerberus") is the holder of an aggregate of $22,412,956 principal amount of Series B Convertible Subordinated Notes due 2008 (the "Notes") of Coram Healthcare Corporation (the "Company"), which amount includes $7,238,688 principal amount with respect to which the reporting person exercises sole voting but no investment control, Cerberus International, Ltd. ("International") is the holder of $9,644,090 principal amount of Notes, Ultra Cerberus, Ltd. ("Ultra") is the holder of $989,137 principal amount of Notes and certain private investment funds (the "Funds") in the aggregate are the holder of $7,418,531 principal amount of Notes. The Notes are convertible at the option of the holder into shares of the Company's Common Stock at the rate of $3.00 per share, subject to adjustment. Cerberus, International, Ultra and the Funds are the holders of warrants to purchase, respectively, 76,606, 61,901, 5,771 and 44,109 additional shares of Common Stock of the Company and the reporting person possesses sole voting but no investment control over warrants to purchase an additional 2,886 shares of Common Stock of the Company and the shares of Common Stock of the Company underlying such warrants. Other than as described above, the reporting person possesses sole voting and investment control of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds.

** The reporting person's interest is limited to the extent of his pecuniary interest in Cerberus, International, Ultra and the Funds, if any.


/s/Stephen Feinberg                                            7/13/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date

     Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.